UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Fidelity National Information Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

31620M106

(CUSIP Number)

November 30, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31620M106	13G	Page 2 of 11

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,065,973*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,065,973*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,065,973*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (1)
12	TYPE OF REPORTING PERSON OO

*	Represents shares owned as of the date of filing.
(1)	Based on a total of 282,153,638 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of October 31,2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard.

CUSIP No. 31620M106	13G	Page 3 of 11

1	NAME OF REPORTING PERSON Silver Lake Technology Associates II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,065,973*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,065,973*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,065,973*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (2)
12	TYPE OF REPORTING PERSON OO

*	Represents shares owned as of the date of filing.
(2)	Based on a total of 282,153,638 shares of Common Stock of the Issuer outstanding as of October 31,2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the Commission on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard.

CUSIP No. 31620M106	13G	Page 4 of 11

1	NAME OF REPORTING PERSON Silver Lake Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,060,356*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,060,356*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,060,356*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3% (3)
12	TYPE OF REPORTING PERSON PN

*	Represents shares owned as of the date of filing.
(3)	Based on a total of 282,153,638 shares of Common Stock of the Issuer outstanding as of October 31,2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the Commission on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard.

CUSIP No. 31620M106	13G	Page 5 of 11

1	NAME OF REPORTING PERSON Silver Lake Technology Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a) ☐ b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,617*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,617*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,617*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less than 0.1% (4)
12	TYPE OF REPORTING PERSON PN

*	Represents shares owned as of the date of filing.
(4)	Based on a total of 282,153,638 shares of Common Stock of the Issuer outstanding as of October 31,2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the Commission on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard.

Item 1(a).	Name of Issuer:

Fidelity National Information Services, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

601 Riverside Avenue

Jacksonville, Florida 32204

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”), Silver Lake Technology Associates II, L.L.C., a Delaware limited liability company (“Associates II”), Silver Lake Partners II, L.P., a Delaware limited partnership (“Partners II”), and Silver Lake Technology Investors II, L.P., a Delaware limited partnership (“Investors II”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing in accordance with Rule 13d-1(k)(1) under the Act and attached as Exhibit 1 hereto.

SLG is the managing member of Associates II, which is the general partner of Partners II, which directly held 4,060,356 shares of Common Stock of the Issuer as of the date of filing (the “Partners II Shares”). Associates II is also the general partner of Investors II, which directly held 5,617 shares of Common Stock as of the date of filing (the “Investors II Shares” and, together with the Partners II Shares, the “Silver Lake Shares”). As the sole general partner of Partners II and Investors II, Associates II may be deemed to share voting and dispositive power with respect to the Silver Lake Shares. As the sole managing member of Associates II, SLG may be deemed to share voting and dispositive power with respect to the Silver Lake Shares.

Each Reporting Person disclaims beneficial ownership of the Silver Lake Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c).	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d).	Titles of Classes of Securities:

Common Stock, $0.01 par value (“Common Stock”).

Item 2(e). CUSIP Number:

31620M106

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:             .

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

See responses to Item 9 on each cover page. Beneficial ownership information in this report reflects beneficial ownership as of the date of filing.

Private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners, Silver Lake Partners and TPG Capital (collectively, the “Shareholders”) are parties to a coordination agreement (the “Coordination Agreement”), which contains certain provisions relating to coordination of the transfer of Common Stock by the parties thereto.

By virtue of the Coordination Agreement and the obligations and rights thereunder, the Reporting Persons, the Shareholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date of filing, based in part on information provided by the Issuer and such other Shareholders, such a “group” would be deemed to beneficially own an aggregate of 23,010,722 shares of Common Stock, or 7.1% of the Common Stock of the Issuer, based on a total of 282,153,638 shares of Common Stock of the Issuer outstanding as of October 31,2015, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed by the Issuer with the Commission on November 5, 2015, plus 41,844,019 shares of Common Stock issued on November 30, 2015 in connection with the completion of the acquisition of SunGard. This filing shall not be deemed an admission that any of such persons constitute a “group” for purposes of Section 13(d) of the Exchange Act and the Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the

Coordination Agreement. Certain private equity funds affiliated with Bain Capital, The Blackstone Group, Kohlberg Kravis Roberts & Co. L.P., Providence Equity Partners and TPG Capital have separately made Schedule 13G filings reporting their beneficial ownership of shares of Common Stock.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Item 4(a) above.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Item 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Item 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than such reporting persons, the partners, members, affiliates or shareholders of such reporting persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See response to Item 2(a) above.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2015

Silver Lake Group, L.L.C.

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

Silver Lake Technology Associates II, L.L.C.

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

Silver Lake Partners II, L.P.

By:	Silver Lake Technology Associates II, L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

Silver Lake Technology Investors II, L.P.

By:	Silver Lake Technology Associates II, L.L.C., its general partner

By:	/s/ Karen M. King
Karen M. King
Managing Director and Chief Legal Officer

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.